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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. THREE)*


                                    Perclose, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     71361C 10 7
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                                    (CUSIP Number)

                                  December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)


                                  Page 1 of 5 pages
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 CUSIP No.       71361C 10 7

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.   John B. Simpson, M.D., Ph.D.
      I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)
--------------------------------------------------------------------------------
 3.   SEC Use Only
--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization                               U.S.A.
--------------------------------------------------------------------------------
 Number of      5.   Sole Voting Power                                    85,761
 Shares Bene-   ----------------------------------------------------------------
 ficially       6.   Shared Voting Power                               1,737,437
 Owned by Each  ----------------------------------------------------------------
 Reporting      7.   Sole Dispositive Power                               85,761
 Person With:   ----------------------------------------------------------------
                8.   Shared Dispositive Power                          1,737,437
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person     1,823,198

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11.  Percent of Class Represented by Amount in Row (9)     16.8% (based on
10,820,588 shares of Common Stock outstanding as of December 31, 1998)
--------------------------------------------------------------------------------
 12.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------








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                                  Page 2 of 5 pages
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ITEM 1.

     (a)  Name of Issuer     Perclose, Inc.

     (b)  Address of Issuer's Principal Executive Offices   199 Jefferson Drive,
                                                            Menlo Park, CA 94025

ITEM 2.

     (a)  Name of Person Filing         John B. Simpson, M.D., Ph.D.

     (b) Address of Principal Business Office or, if none, Residence 309 Manuella Road, Woodside, CA 95063

     (c)  Citizenship    U.S.A.

     (d)  Title of Class of Securities       Common Stock

     (e)  CUSIP Number   71361C 10 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / /  An investment advisor in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f)  / /  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)  / /  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

N/A -- The reporting person acquired all its shares prior to the registration of the Issuer's shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended; therefore, this filing is pursuant to Rule 13d-1(c).

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    1,823,198

     (b)  Percent of class:   16.8% (based on 10,820,588 shares of Common Stock
                              outstanding as of December 31, 1998)

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:               85,761

          (ii)   Shared power to vote or to direct the vote:          1,737,437

          (iii)  Sole power to dispose or to direct the
                 disposition of:                                         85,761

          (iv)   Shared power to dispose or to direct the
                 disposition of:                                      1,737,437


                                  Page 3 of 5 pages
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     The above described shares consist of (i) 1,332,143 shares held by the
     Simpson Family Trust over which Dr. Simpson and his wife hold voting and dispositive control, (ii) 396,294 shares held by Fox Hollow, Ltd., of which Dr. Simpson is a general partner, (iii) 49,200 shares held by Dr. Simpson as Custodian for John David Simpson over which Dr. Simpson holds voting and dispositive control, (iv) 9,000 shares held in the name of Dr. Simpson's wife over which Dr. Simpson and his wife hold voting and dispositive control and (v) 36,561 shares subject to outstanding vested options within 60 days after December 31, 1998.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


INSTRUCTION:  Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Not Applicable


                                  Page 4 of 5 pages
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ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                        February 13, 1999
                                        ----------------------------------------
                                                          Date

                                        /s/ Garrett C. McGonigal
                                        ----------------------------------------
                                                        Signature

                                        Garrett C. McGonigal, Attorney-in-Fact
                                        ----------------------------------------
                                                       Name/Title


                                  Page 5 of 5 pages